SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)*

Cambridge Heart, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
131910101
(CUSIP Number)
Louis Blumberg AFB Fund, LLC 2050 Center Avenue Fort Lee, New Jersey 07024 (201) 585-7770, ext. 16
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 131910101

1.     NAME OF REPORTING PERSON: AFB Fund, LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      x       (b)

3.     SEC USE ONLY

4.     SOURCE OF FUNDS: WC

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
         Yes       No   x

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

7.     SOLE VOTING POWER: 0 shares

8.     SHARED VOTING POWER: 5,915,168 shares(1)

9.     SOLE DISPOSITIVE POWER: 0 shares

10.   SHARED DISPOSITIVE POWER: 5,915,168 shares (1)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,915,168 shares (1)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:       Yes       No   x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.14%(1)

14.   TYPE OF REPORTING PERSON:       OO

(1)Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three reporting persons is 6,231,668, or 9.63% of the class of common stock outstanding.

CUSIP NO.: 131910101

1.     NAME OF REPORTING PERSON: Louis Blumberg
       (a)     x        (b)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

3.     SEC USE ONLY

4.     SOURCE OF FUNDS: AF

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes       No   x

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.     SOLE VOTING POWER:  0 shares

8.     SHARED VOTING POWER: 5,915,168 shares (1)

9.     SOLE DISPOSITIVE POWER:  0 shares

10.   SHARED DISPOSITIVE POWER: 5,915,168 shares (1)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,915,168 shares (1)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   Yes   No  x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.14% (1)

14.   TYPE OF REPORTING PERSON:  IN

(1)The shares of the Issuer are owned of record by AFB Fund, LLC. The reporting person is the manager of AFB Fund, LLC and has the sole power to vote and dispose of the securities held by AFB Fund, LLC. Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three reporting persons is 6,231,668, or 9.63% of the class of common stock outstanding.

CUSIP NO.: 131910101

1.      NAME OF REPORTING PERSON: Laurence J. Blumberg

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     x       (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS: PF

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
       Yes       No   x

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.      SOLE VOTING POWER: 316,500 shares (1)

8.     SHARED VOTING POWER: 0 shares

9.      SOLE DISPOSITIVE POWER: 316,500 shares (1)

10.     SHARED DISPOSITIVE POWER:   0 shares

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 316,500 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  Yes       No   x

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .49% (1)

14.    TYPE OF REPORTING PERSON:       IN

(1)Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three reporting persons is 6,231,668, or 9.63% of the class of common stock outstanding.

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth.

ITEM 2 is hereby amended to add the following:

(a), (b), (c) This Amendment No. 7 to Schedule 13D is filed by Louis Blumberg, AFB Fund, LLC (“AFB”) and Laurence J. Blumberg.

The principal business address of Louis Blumberg and AFB is 2050 Center Avenue, Fort Lee, New Jersey 07024. Louis Blumberg is the manager of AFB, a family limited liability company organized under the laws of the State of New Jersey. AFB is managed by its manager, and  as such, its manager Louis Blumberg has sole voting and dispositive power over the securities held by AFB. The principal business address of Laurence J. Blumberg, MD is P.O. Box 2219, Sag Harbor, New York 11932. Laurence J. Blumberg, MD is a former director of and consultant to the Issuer and the son of Louis Blumberg. Dr. Blumberg is a member of AFB, along with his siblings; they all have pecuniary interests, but not management rights, in AFB.

(d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Louis Blumberg and Laurence J. Blumberg is a citizen of the United States.

ITEM 4 is hereby amended to add the following:

On May 19, 2008, Louis Blumberg and AFB, together with Laurence Blumberg, entered into a settlement agreement with the Issuer, which is more fully described under Item 6 of this Schedule 13D/A, below.

Other than as set forth in Item 6 of this Amendment No. 7, the reporting persons do not have additional plans with respect to the common stock of the Issuer.

ITEM 6 is hereby amended to add the following:

On May 19, 2008, AFB and Louis Blumberg, together with Laurence J. Blumberg, entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer relating to, among other things, AFB’s nomination of Louis Blumberg as a candidate for director and AFB’s stockholder proposal to recommend de-staggering the Board of Directors. In accordance with the terms of the Settlement Agreement, the Issuer expanded the size of the Board of Directors to create one new directorship and appointed Louis Blumberg to the Board of Directors as a Class II director to fill the newly created vacancy. The Settlement Agreement is attached hereto as Exhibit 99.1.

Under the terms of the Settlement Agreement, the Issuer agreed to submit and recommend a proposal to its stockholders at the Issuer’s 2009 annual meeting of stockholders to amend the Issuer’s certificate of incorporation in order to eliminate the staggered Board of Directors and AFB agreed to terminate its planned proxy solicitation to elect Louis Blumberg as a member of the Board of Directors and to withdraw its stockholder proposal seeking stockholder approval of a recommendation that the Board of Directors amend the Issuer’s certificate of incorporation to eliminate the provisions establishing a staggered Board of Directors and to impose four-year term limits on director service on the Board of Directors. AFB, Louis Blumberg and Laurence Blumberg also agreed, through the 2008 annual meeting of stockholders, not to conduct a proxy solicitation of the Issuer’s stockholders, otherwise engage in any course of conduct with the purpose of causing the stockholders to vote contrary to the recommendation of the Board of Directors on any matter presented to the stockholders for their vote, or otherwise act, directly or indirectly, alone or in concert with others, to seek to control or influence the management, the Board of Directors, policies and affairs of the Issuer, other than through Louis Blumberg, in his capacity as a member of the Board of Directors.

Under the Settlement Agreement, AFB, Louis Blumberg and Laurence Blumberg also agreed to cause all voting securities of the Issuer beneficially owned by them to be present at the 2008 annual meeting of stockholders for the purpose of establishing a quorum and to be voted at the annual meeting (1) for the director nominees recommended by the Board of Directors; (2) for the other proposals set forth in the Issuer’s proxy statement for the annual meeting; and (3) in accordance with the recommendation of the Board of Directors on any proposals of any other stockholder of the Issuer, including with regard to nomination of one or more nominees for election as director in opposition to the nominees of the Board of Directors at the annual meeting.

Concurrently with the execution of the Settlement Agreement, and as a condition to AFB’s execution of the Settlement Agreement, AFB and Robert Khederian, the Issuer’s Chairman of the Board, have entered into an agreement (the “AFB Voting Agreement”) with respect to the nomination by AFB and Mr. Khederian of an individual to be elected as a director by the holders of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred”) and the election of such nominee to the Board of Directors by Mr. Khederian as the majority holder of Series A Preferred. Under the AFB Voting Agreement, the election of such individual shall be subject to the reasonable approval of at least 50% of the Board of Directors of the Issuer (other than Mr. Khederian and Louis Blumberg).

In connection with his appointment as a director of the Issuer, Louis Blumberg has determined to decline to accept the standard fees payable to non-employee directors in connection with meetings of the Board as well as the $15,000 annual retainer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Settlement Agreement.

99.2	Agreement between Robert Khederian and AFB Fund, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2008

/s/ Louis Blumberg Louis Blumberg AFB Fund, LLC By: /s/ Louis Blumberg Name: Louis Blumberg Title: Manager /s/ Laurence J. Blumberg Laurence J. Blumberg